Exhibit 14(7)

Trading Statement
30 July 2003

EIDOS PLC
TRADING UPDATE

Eidos plc (LSE:EID.L, NASDAQ:EIDSY), one of the world’s leading developers and publishers of entertainment software, today provides a trading update in respect of the outcome for the financial year to 30 June 2003, in accordance with the Company’s earlier statement of 27 June.

Trading update

As a consequence of shipping all but 500,000 of the Tomb Raider: The Angel of Darkness games originally planned for the financial year, strong sell through of products shipped in the last quarter and increased license activity, the Company believes it will now meet the original market expectation for operating profit pre goodwill for the financial year to 30 June 2003 that prevailed prior to its announcement of 27 June.

Tomb Raider: The Angel of Darkness successfully launched in the US on PS2 on 20 June whilst the PC version for the US and European markets was launched during the week commencing 30 June. In its 27 June announcement, the Company confirmed that it was in the final stages of approval for the multi-language versions of the European PS2 game. Given the close proximity of final approval to the Company's financial year-end, Eidos reported that there was a risk that the shipping of up to one million units may slip from June to July. As stated above, Eidos is pleased to confirm that it shipped all expected units in the year with the exception of 500,000 units that shipped in early July.

Sell through to date has been in line with management expectations. The game is expected to benefit from the launch of the Tomb Raider film sequel, "The Cradle of Life", released by Paramount Pictures on 25 July in the US and on 22 August in Europe.

Tomb Raider franchise

On 15 July, the Company announced that Jeremy Heath-Smith was stepping down as its Development Director and as Managing Director of Core Design. Since then, the Board has been conducting a review of the Tomb Raider franchise and the studio operations of Core Design. In recognition of the Company’s need continually to enhance the value and maximise the commercial opportunity of one of its key franchises, for which all intellectual property rights belong to Eidos, the Board has concluded that it will transfer development of the franchise to its Crystal Dynamics studio in the US. The next Tomb Raider game is scheduled to release during the financial year to 30 June 2005. In the light of this decision, the Company will now be evaluating the Core Design studio’s on-going direction and contribution as part of the Group’s overall development capabilities.

Finance update

The Company continues to enjoy a strong cash position which now includes approximately £11.4 million relating to a provisional tax repayment from the Inland Revenue which has recently been agreed. Consequently, it is expected that there will be a small tax credit, and in turn a significant increase in net profit, for the year ended 30 June 2003. The Company will continue to focus on its forward looking tax rates with a view to providing a firmer outlook as part of its preliminary results announcement.

Market outlook and title portfolio

The Company believes that the outlook for the games market as a whole and its continued growth are promising. The Company also believes that its strong portfolio of titles will enable Eidos to grow its operating profits for the year to 30 June 2004 well ahead of the expected games market growth rates. A full update on the outlook for 2004 will be provided when the Company announces preliminary results for the year to 30 June 2003 on 4 September.

Eidos has a strong line up of new releases planned for the coming year. These will include Italian Job for Europe, Commandos 3: Berlin, Backyard Wrestling: Don’t Try This At Home, Whiplash, Championship Manager 03-04, Legacy of Kain: Defiance, Deus Ex: Invisible War and Hitman 3: Contracts.

Enquiries:

Eidos plc Mike McGarvey, CEO Stuart Cruickshank, CFO	020 8636 3000

Brunswick Jonathan Glass/ James Crampton Nina Pawlak	020 7404 5959 (001) 212-333-3810

Notes

1. Certain statements made in this announcement with respect to the Group’s plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group’s markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group’s ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

2. The Company name and other brand and/or product names referred to in this statement are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.